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DATE: 9/17/03



COMPUTERSHARE LIMITED (ASX:CPU)

FINANCIAL RESULTS
FOR THE YEAR ENDED 30 JUNE 2003

(comparisons are for the year ended 30 June 2002)

28 August 2003

Copies of Financial Year 2003 Results Presentation are available for download at:
www.computershare.com/results

Computershare

MARKET ANNOUNCEMENT

Computershare Annual Result

Headline Results

Melbourne, 28 August 2003 – Computershare Limited (ASX:CPU) today reported a normalised net after tax profit of $41.1 million for the year ended 30 June 2003, a 29% decline over the previous financial year's normalised result.

The result was struck on revenues of $708.6 million, a decrease of 9% over the 2001/02 financial year.

EBITDA excluding non-recurring items was down 9% at $133.9 million in line with the guidance provided on 6 March 2003.

Net profit after tax and after all one off restructuring costs of $35.1 million (post tax = $24.9 million) was $16.3 million.

Operating expenses were down 10% to $572.7 million. Following the 5% decline in the first half, operating costs were a further 5% down in the second half.

Capital expenditure has decreased by 68% from June 2002 to $17.9 million.

Normalised earnings per share were 6.1 cents per share.

Restructuring

During the year, there has been significant re-structuring of the company's global businesses, which comes at a short-term cost to the NPAT line. The impact is $35.1 million of non-recurring costs, comprising $23.2 million in redundancies and $11.9 million in write-offs and other restructure costs. The $35.1 million charge will deliver more than $22 million per annum in on-going savings, of which less than $4 million was delivered in FY03.

Some of the one off restructuring items have occurred as a result of a group wide review of physical assets, which recommended the sale of property assets. The Board of Directors have accepted the review – with the expectation that asset sales will provide up to $10 million of capital gains in the next financial year.

The underlying fundamentals of the company's global business remain sound and in this context, reference is made to the normalised result that is a more accurate reflection of the underlying performance of the business together with the results presentation material that is available on the company's web site at www.computershare.com/results.

Dividend

The company announced a final dividend for the 2002/03 financial year of 2.5 cents per share fully franked, taking total dividends for the year to 5 cents per share fully franked.

Buy-back

The buy-back of the company's shares came to a close, as announced, on 11th March 2003. It resulted in the purchase of 18,710,000 for a total consideration of $38,287,533 (an average price of $2.05).

Computershare

MARKET ANNOUNCEMENT

Balance Sheet Overview

The company's financial position remains healthy with total assets of $894.4 million being financed by shareholders' funds of $588.4 million. The decline in the total of shareholders' funds of 10% was due to the share buy-back and the effect of foreign currency translation. In addition, Computershare has considerable financial capacity to fund further expansion. Net borrowings increased by $43.2 million to $77.7 million to fund the share buy back, increased dividends and acquisition of, and investments in businesses. Gearing – net debt to equity – increased to 13.2% from 5% over the past year.

CEO Chris Morris said, "In light of the challenging conditions continuing in the core registry business, which continues to be affected by low interest rates and subdued corporate activity, we believe this to be a satisfactory result that reflects on the success of our strategies over the course of the year."

"The quality of our earnings remains high as evidenced by the health of our balance sheet and the strong cash flows ($76.2 million) generated by the business. Capital expenditure has decreased by 68% from June 2002 to $17.9 million."

Operating Costs - Overview

Total technology spending decreased from $106.7 million last financial year to $92.0 million. Of this amount, $38.6 million was research and development related spend of a capital nature, however it is Computershare's policy to expense all of these costs.

A proportion of the total of technology spending relates to activities designed to reduce dependency on outsourced bureau services. The migration of all business onto the company's own technology platform was completed in March 2003 with the result that external bureau costs for FY 2004 will largely be eliminated.

Operating expenses have decreased 10% on last year, with sustainable reductions in all cost categories. Excluding cost of sales, operating expenses declined 8%, equal to the 8% decline in sales revenue. Personnel costs decreased 5% reflecting a gross decline of over 575 people as a result of organisational restructuring and consolidation in all regions. The reduction in personnel numbers, together with the continued focus on cost control, has contributed to the declines in discretionary and overhead costs.

Distribution of Revenue/EBITDA

Regionally, revenues were apportioned as follows:

- Asia Pacific 30%,
- North America 37%
- Europe 33%,

This is broadly consistent with FY2002.

EBITDA was apportioned between:

- Asia Pacific 40%,
- North America 27%
- Europe 33%.

The North American EBITDA contribution has increased from 18% at December 2002, demonstrating a significant improvement in their profitability in the 2nd half.

The 2nd half EBITDA splits were:

- Asia Pacific 37%
- North America 32%
- Europe 31%

The Asia Pacific region contributed revenues of $214.6 million and EBITDA of $53.6 million. A decline in Registry performance was partly offset by improved contributions from the Plans and Document Services businesses.

The European region contributed revenues of $231.9 million and EBITDA of $44.3 million. The Plans business experienced significant growth during the year. With the exception of Technology Services, the results of all other European businesses were unfavourably impacted by the market conditions.

The North American region contributed revenues of $258.8 million and EBITDA of $36.0 million. The Stock Transfer and Plan Managers businesses were considerably down on last year, reflecting the unfavourable market conditions. All other businesses, including Canada's Corporate Trust business, generated improved results on last year.

Key operational achievements included:

- On 7th November 2002 the acquisition of the employee stock purchase plan business from Charles Schwab was announced. This acquisition served to further strengthen our competitive position in the employee plans market in the US.
- On 17 December 2002 the acquisition was announced of EFA Group assets for a cash payout of approximately $7.4 million. The assets included the software rights to EFA's trading systems and settlement and clearing systems.
- In March 2003 the company acquired an initial stake of 27% in Computershare-Pepper SRM a joint venture with Pepper Technologies. Shareholder Relationship Management is an exciting, innovative approach that provides listed companies with tools to derive value from the shareholder base.
- In May 2003 Computershare purchased a 30% interest in National Registry Company of Russia (NRC). NRC has a 20% domestic market share including a number of companies that are listed both in Russia and the UK.
- In June 2003, Computershare purchased the share registry and employee plans businesses of Fifth Third Bancorp in the USA. This deal will allow the company to modestly grow the share registry and employee plans businesses in the US.

Computershare

MARKET ANNOUNCEMENT

Outlook for Financial Year 2004

There are indications that market activity began to pick up towards the end of the year. However it is not clear at this stage whether this is a sustainable trend. Equally it is difficult to predict with any certainty how interest rates will react over the coming 12 months. As in previous years, these two factors largely drive profitability in FY04.

The focus on costs and improved management of working capital will continue throughout the coming year. The strategy positions the company to benefit from an improvement in market activity (particularly corporate actions) and in interest rates.

Given current market conditions, the company expects to achieve EBITDA for the full year in a range between $140 – $160 million.

ANNUAL GENERAL MEETING

The Annual General Meeting of the company will be held on Tuesday 11th November 2003 at 10:00 am in Cinema 2, Australian Centre for the Moving Image, Federation Square. Flinders Street, Melbourne.

For further information:

Dudley Chamberlain
Computershare
Investor Relations
Tel: (03) 9235 5514
Mobile: 0417 374 316

Computershare

MARKET ANNOUNCEMENT

FINANCIAL SUMMARY

A comparison to the equivalent period last year reflects the decline in market activity over the past 12 months

	Year to June 2003 A$ millions	Year to June 2002 A$ millions
Revenue	708.6	781.0
EBITDA before non-recurring items	133.9	147.6
Non-recurring items includes costs of redundancies and other write-offs	35.1	0.0
EBITDA post adjustment	98.8	147.6
Profit before tax	29.5	83.7
Profit after tax	17.1	57.8
Net profit attributable to members of the parent	16.3	71.3
After tax impact of non-recurring items	24.9	(13.4)
Normalised net profit attributable to members of the parent	41.1	57.9
Dividend per share (cents)	5.0	3.0
EPS – normalised (cents)	6.1	9.6

SUMMARY FINANCIAL COMMENTARY

Revenue Analysis

	Year June 2003	Year June 2002
Registry Maintenance	334.0	358.3
Corporate Actions	43.6	58.0
Margin Income	63.7	71.3
Non-Registry Sales/Fees	145.6	147.2
Interest Income	3.6	4.2
Recoveries	107.5	121.1
Other	10.5	20.9
Total	**708.6**	**781.0**

Basic register maintenance income declined 7% over the preceding 12 months. Corporate Actions and Margin income declined reflecting lower corporate activity and interest rates at historically low levels. The decline in revenue from other non-registry business results from reduced bureau income and is offset by growth in other areas of the business.

Expense Analysis

	Year June 2003	Year June 2002
Recoverable expenses	104.3	126.0
Personnel	270.0	290.6
Occupancy	36.8	38.7
Other Direct expenses	66.5	81.6
Technology services	82.5	79.9
Corporate services	12.6	15.2
Depreciation & Amortisation	60.7	55.1
Borrowing Costs	8.3	10.2
Non-recurring items	35.1	0.0
Other	2.3	0.0
Total	**679.1**	**697.3**

TAXATION

The headline effective tax rate for the year ended 30 June 2003 is 41.8% (30 June 2002 : 31.0%). The effective tax rate adjusted for the benefit of tax losses not brought to account (a non-recurring item) is 20.7% (30 June 2002:31.0%).

This result is primarily due to:

- A critical examination of the group's qualifying research and development activities in conjunction with the introduction of the 175% research and development concession regime in Australia as well as qualifying research and development activities in the UK and Canada that attracted tax concessions in these jurisdictions
- An increased benefit arising from the difference in tax rates on overseas income as a result of a reduction in tax rates in Canada and, further to the completion of the joint venture arrangements with the Hong Kong Stock Exchange, the comparatively strong performance of the group's Hong Kong business in FY 03 prior to the SARS outbreak
- Limiting inefficient transactions where possible.

Computershare has conservatively not booked the benefit of $18.0 million of income tax losses and there are a further $18.3 million of capital losses. The benefit of these losses will be reflected in a lower tax expense in future periods when their recovery is virtually certain.

Computershare

MARKET ANNOUNCEMENT

CASH FLOW / FINANCING

Working Capital

Improved working capital management enabled the generation of $76.2 million of cashflow for the year. Debtors days outstanding was cut from 70 days at 30 June 2002 to 67 days at 30 June 2003.

At present the group has financing capacity of approximately $250m within its existing financing facilities and available cash resources.

Share Buy Back

The buy-back of the company's shares came to a close, as announced, on 11th March 2003. It resulted in the purchase of 18,710,000 for a total consideration of $38,287,533 (an average price of $2.05).

INTERIM DIVIDEND

An interim dividend of 2.5 cents per share, fully franked, was paid in March 2003. The final dividend of 2.5 cents per share, fully franked has been declared for the year ended 30 June 2003.

The record date for shareholders entitled to the dividend is 12 September 2003 with a payment date of 26 September 2003.

REVIEW OF OPERATIONS

Mr. Chris Morris, CEO, noted that the past year did not provide any real recovery in either global equity markets or interest rate levels. In some areas the past year actually provided declines in these two factors. Due to continued poor market conditions, the approach over the past year has been to manage the company through the cycle and deliver the best possible result for the year. The significant re-structuring of the global businesses does come at a short-term cost to the NPAT line, which is affected by the non-recurring costs of redundancy and other write-offs. The underlying fundamentals of the company's global business remain sound. The balance sheet continues to be strong and businesses are more efficient and client focused. The businesses around the world are poised to benefit from an upturn in the market without adding significantly to the cost line.

HIGHLIGHTS – ASIA/ PACIFIC

Asia/Pacific

- Delivered a reduction of 4% in sustainable savings
- Won 57% of Initial Public Offerings in competitive tenders
- Achieved a 50% increase in holders under management in Fixed Interest registers
- Increased the value of Plans under management by 22% to $475 million
- Grown commercial sales for Document Services
- Maintained market share in New Zealand
- Accounted for 81% of total funds raised in IPO's on the Hong Kong market

Computershare

MARKET ANNOUNCEMENT

HIGHLIGHTS - EMEA

- Reduced overall cost base with full benefits to accrue in FY 2004
- Acquired 27% interest in PepperAG
- Acquired 30% interest in National Registry Company of Russia
- Grew the Plans business against the trend that included them winning the business of four blue-chip companies.
- Grew commercial revenues for CDS from 25% to 37% of total revenue
- Maintained market share in Ireland where the Plans business has experienced healthy growth

HIGHLIGHTS - NORTH AMERICA

- Delivered a reduction of 10.7% in sustainable savings
- Acquired the share registry and employee plan businesses previously owned by Fifth Third Bankcorp
- Maintained market share and won business in competitive tenders
- Sustained the improvement in quality of service in the US
- Acquired the employee stock plan business previously owned by Charles Schwab
- Won a major outsource Document Service's contract from a blue-chip insurer

HIGHLIGHTS - Computershare Technology Services (CTS)

- All major businesses are now running exclusively on Computershare technology
- Global options product now live in all jurisdictions
- Deployment of Investor phone and workflow in all jurisdictions
- Release of Global portal for multi-listed, multi-region corporates
- X-Stream, exchange trading engine exceeded 4.5 million transactions per second in stress testing for a complex market environment

ACQUISITION OPPORTUNITIES

Mr Morris noted that the group was continuing to evaluate a number of acquisition and joint venture opportunities for the group. Mr Morris commented that Computershare had dismissed several opportunities that did not offer the necessary degree of strategic fit or an appropriate valuation.

ENDS



MARKET ANNOUNCEMENT

About Computershare

Computershare Limited is a leading financial services and technology provider for the global securities industry, providing services and solutions to listed companies, investors, employees, exchanges and other financial institutions.

It is the largest and only global share registry (or transfer agent), managing more than 68 million shareholder accounts for over 7,500 corporations in ten countries on five continents, and it provides sophisticated trading technology to financial markets in each major time zone.

Founded in Australia in 1978 and headquartered in Melbourne, Computershare employs more than 5,000 people worldwide.


Computershare

Financial Year 2003 Results Presentation

28 August 2003



Market Overview and Financial Results

Tom Honan
Chief Financial Officer

Summary of results

- Normalised EPS – 6.1 cents
- EBITDA in line with guidance at $133.9 m
- Reduction of over $60 m in operating costs – 10% on an annualised basis
- Generated operating cash flows of $76.2 m
- Capital Expenditure of $17.9 m, 68% down on prior year
- Share Buy-Back - 18.7 m shares acquired at an average of $2.05
- Final ordinary share dividend 2.5 cents, fully franked
- Net Debt - $77.7 m, Funding Capacity of A$250 m

Context of the Results

- Normalised EBITDA in line with guidance, higher end of expectations
- Revenues impacted by slow down in corporate actions activity and low interest rates
- Operating cost savings of $60 m, in excess of revenue declines
- Continued spend on Technology development
- Restructuring costs of $35.1 m, providing ongoing savings of $22.7 m per year
- Capital expenditure down 68%

This presentation is structured around the following framework


Market Overview
Financial Results
CEO's Report


Market
Overview

CPU Revenues are driven by multiple factors


Revenue type
2%
21%
9%
6%
62%
Register Maint. & Recoveries
Corporate Actions
Margin Income
Non Registry
Other

Revenue	Driver	Risk mitigation
Register Maint. & Recoveries	Growth in clients and holders	Retain existing clients, win market share
Corporate Actions	Market conditions, M&A activity	Win new business; link to key stakeholders, clients
Margin Income	Interest rates, hedging balances	Hedging, flow on effect from Maintenance & Corp Actions
Non- Registry	Growth in non-registry businesses	Increase proportion on non-registry business


Market
Overview

Global Equities Market

Corporate Activity Data

M&A Value of Transactions (US$m)
M&A Number of Transactions
2,500,000.0
2,000,000.0
1,500,000.0
1,000,000.0
500,000.0
0.0
20,000
15,000
10,000
5,000
0
1H92
2H92
1H93
2H93
1H94
2H94
1H95
2H95
1H96
2H96
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03
M&A Value of Transactions (US$m) (LHS)
M&A Number of Transactions (RHS)

ce: Thomson Financial

Computershare


Market
Overview

Global Interest Rate Market


UK
996
1997
1998
1999
2000
2001
2002
2003


%
US
8
6
4
2
0
1996
1997
1998
1999
2000
2001
2002
2003


Canada
996
1997
1998
1999
2000
2001
2002
2003


Market Overview
Financial Results
CEO's Report

Group Financial Performance A$m's

Revenue	2003	2002	%Difference
Registry maintenance	334.0	358.3	(6.8%)
Corporate actions	43.6	58.0	(24.7%)
Margin income (including sharesave admin)	63.7	71.3	(10.7%)
Non Registry fees/sales	145.6	147.2	(1.1%)
Recoveries	107.5	121.1	(11.2%)
Interest income	3.6	4.2	(13.9%)
Other	10.5	20.9	(49.7%)
Total Revenue	**708.6**	**781.0**	**(9.3%)**
Operating costs	572.7	633.4	(9.6%)
Share of losses of associates	2.0	0.0	
EBITDA	**133.9**	**147.6**	**(9.3%)**
Depreciation and amortisation	29.5	25.3	16.7%
Amortisation of goodwill	31.3	29.9	4.7%
Borrowing costs	8.3	10.2	(18.4%)
Other	0.3	(1.5)	
Non-recurring items	35.1	0.0	
Pre tax Profit	**29.5**	**83.7**	**(64.8%)**
Income tax	12.3	26.0	(52.6%)
NPAT before OEI	17.1	57.8	(70.3%)
NPAT after OEI	16.3	71.3	(77.2%)
Normalised NPAT after OEI	41.1	57.9	(29.0%)


Financial
Results

Half Year Comparison

A$m
396.5
73.0
384.5
74.6
348.7
54.4
359.9
79.5
1H'02
2H'02
1H'03
2H'03
Revenue
EBITDA

A$m
Revenue Breakdown
177.9
180.4
168.1
165.9
35.7
22.3
21.8
21.8
41.8
29.5
31.9
31.8
78.3
68.9
71.3
74.3
Register Main
Corp Actions
Margin Income
Non Registry Sales/Fees
1H'02
2H'02
1H'03
2H'03


Financial
Results

Revenue Analysis

Total Revenue


37%
30%
33%
Asia Pacific
Europe
North America

Revenue Breakdown


A$m
102.0
111.3
120.7
16.4
13.1
14.1
1.5
33.5
28.7
37.9
31.0
38.6
52.7
36.7
56.3
Register Main
Corp Actions
Margin Income
Recoveries
Non Registry Sales/Fees
Asia Pacific
Europe
North America

Computershare


Financial
Results

Cost Analysis

m
Operating Costs
323.5
309.9
293.8
278.9
1H'02 2H'02 1H'03 2H'03
A$m
Operating Cost Breakdown
61.2
64.8
49.7
54.6
149.6
141.0
136.5
133.5
23.0
15.7
18.0
18.8
44.9
36.7
40.6
25.9
38.9
41.0
40.4
42.1
5.9
10.7
8.6
4.0
Recov Exp
Personnel
Occupancy
Other Direct
Technology
Corporate
1H'02
2H'02
1H'03
2H'03



EBITDA generated from diversified portfolio


A$m
Total EBITDA
73.0
74.6
54.4
79.5
1H'02
2H'02
1H'03
2H'03


EBITDA Breakdown
FY 2003
27%
40%
33%
Asia Pacific
Europe
North America

Restructuring costs of $35.1 m will provide ongoing cost savings of $22.7 m per annum


Financial
Results

	Restructure Costs	Annualised Savings	Savings realised in FY 03
Redundancies	23.2	21.2	3.5
Property write offs	9.7	0.3	0.0
Other restructure costs	2.2	1.2	0.0
Total	**35.1**	**22.7**	**3.5**


Financial
Results

Analysis of NPAT

A$m

	FY'01	FY'02	FY'03
Tax losses written off			4.7
Non-Recurring	16.2		24.9
Actual NPAT	38.7	57.8	16.3
Total	54.9	57.8	45.8

Explanation

- Normalised NPAT for FY'03 was $41.1 m
- Normalised NPAT for FY'03 after tax losses written off was $45.8 m

Note: Actual NPAT + Non-Recurring + Tax losses written off = Normalised NPAT

Effective Tax Rate

- Headline effective tax rate FY'03 41.8% (FY'02 31.0%)
- Normalised headline effective tax rate FY'03 20.7% (FY'02 31.0%)
- Headline rate adversely affected by benefit of losses not brought to account $6.2 m



Headcount


Total FTE's
5,000
4,000
3,000
2,000
1,000
0
2,053
2,591
4,300
4,966
5,321
5,029
June '98
June '99
June '00
June '01
June '02
June '03

Headcount *

Geographic Breakdown


1,200
1,000
800
600
400
200
0
978
154
72
1,143
84
468
554
973
Australia
Hong Kong
New Zealand
UK
Ireland
S. Africa
US
Canada

- Gross reduction of 575 FTEs
- Redundancy programs in Australia, UK, Canada & South Africa
- Headcount increases in high growth businesses (i.e. Non Registry)

Headcount excludes Technology and Corporate Services


Financial
Results

Technology Costs – Establishing Global Platform

100
90
80
70
60
50
40
30
20
10
0
60.9
79.9
82.5
FY'01
FY'02
FY'03

All A$m – internal cash costs only

All technology costs are expensed

Major events:

- SCRIP implementation: US, Canada, South Africa and Hong Kong
- Global Options system development (including BP)


Financial
Results

Analysis of Technology Costs

Category


External
bureau
10%
Admin
3%
Development
42%
Maintenance
27%
Infrastructure
18%

Cost Type


Occupancy
3%
External
bureau
10%
Computer
Costs
9%
Comms
4%
Personnel &
on-costs
74%

Analysis of Technology Costs

A$m

120.0
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0

	FY'02	FY'03
Total	106.7	92.0
External Bureau	26.8	9.5
Infrastructure Maintenance	14.4	16.6
Application Maintenance	27.2	24.8
Administration	2.8	2.5
Development		

Balance Sheet Strength

Net Debt / Equity	=	13.2%
Net Debt	=	A$ 77.7m
Committed Debt facility	=	A$ 250m

Net Debt / Equity has increased as a result of the share buy-back, increased dividends and business acquisitions and investments.

Cash Flow

A$m

	Cashflow from Ops	Cap Ex - PPE
FY'01	68.3	43.3
FY'02	79.4	56.9
FY'03	76.2	17.9

- Gearing on a net debt to equity basis – 13.2%
- Committed resources A$250m
- Debtors days outstanding have fallen from 70 to 67 days

Capital Expenditure down 68% from June '02

	CPU Group Capex A$ M
Occupancy	1.7
Document Services Facilities	1.0
Information Technology	12.8
Other	2.4
TOTAL	17.9


Financial
Results

Working Capital Management Improving but not enough

80
70
60
50
40
30
20
10
0
days
75
52
70
53
67
43
FY'01
FY'02
FY'03
Receivable days
Payable days

13% reduction in trade receivable balances



Margin Income – Interest Rate Sensitivity

Margin Income Exposure

A$m PBT Impact
100
80
60
40
20
0
-20
-40
-60
-2.50%
-2.00%
-1.50%
-1.00%
-0.50%
0.00%
0.50%
1.00%
1.50%
2.00%
2.50%
3.00%
3.50%
3.50%
4.50%
Exposure
Hedged exposure
100% Hedged


Financial
Results

Risk Management - Funds Balances at 30 June 2003

By Category


Dividend
11%
Plans
23%
Dissenter
8%
Corporate
Actions
17%
Broker Trust
29%
Regular
Trust
12%

By Country


US
8%
Australia
2%
Canada
46%
UK
44%

FY03 average balance range A$3.1b – A$5.4b

Risk Management - Interest Rate Sensitivity



Exposure to interest rates 18%
No exposure 38%
Effective hedging in place - both natural & synthetic 44%

Interest Rate Hedging

Strategy:	- Minimise downside risk in current low interest rate environment
Policy:	- Minimum hedge of 25% / Maximum hedge of 75%
	- Minimum term 1 year / Maximum term 5 years
	- Current hedging: 44%



Equity Management – Fully Franked Final Dividend of 2.5 cps

➢ EPS – Normalised	6.1 cents
➢ Dividend	5.0 cents per year
➢ Current yield *	2.6%
➢ Franking Benefit – Total return	3.7%

* Based on share price of A$ 1.90


Financial
Results

Equity Management – Share Buy Back

- Commenced 11th September 2002
- Acquired 18,710,000 shares
- Average price A$2.05
- Completed 11th March 2003


Financial
Results

Financial Summary

- EBITDA strong given market conditions
- Significant cost reductions
- Capex down 68% on last year
- Working capital slowly improving
- Share buy back, increased dividends
- Substantial debt capacity
- Major improvement in reporting time frames and quality


Computershare

CEO's Report

Chris Morris
Chief Executive Officer


Market Overview
Financial Performance
CEO's Report



Focus during the year

- Reducing costs
- Use of technology to gain sustained efficiencies
- Implementation of a client-centric model
- Board structure
- Our people



Reducing Costs

- Reduction in operating costs of 10%
- Gross reduction in FTE numbers of 575
- Capital expenditure down by 68%
- On-going cost base reduced substantially
- Businesses now positioned to withstand further decline and/or benefit from increase in market activity/interest rates

Technology Application



CEO's
Report

- Migrated systems in US/Canada/South Africa/Hong Kong
- Global options management and dealing platform
- Total redesign of web site
- New global platform live
- Workflow allowing flexibility in operations



Management of the business

- Client focussed teams
- Shared services across all businesses
- P&L accountability

Management of the Business



CEO's
Report

Regional Managing Director
Registry
Document Services
Plans
Analytics
Country Manager
Country Manager
Manager Business Dev & Marketing
Manager Operations
Chief Financial Officer
Regional Counsel
Manager Human Resources
Business Development and Marketing
Operations
Finance and Administration
Legal and Risk Management
Human Resources
Profit and Loss
Profit and Loss
Profit and Loss
Profit and Loss
Group Function Objectives and Accountabilities
Line of Business Objectives and Accountabilities
Group Objectives Profit and Loss


CEO's
Report

Regional Highlights

Asia/Pacific

- Won majority of IPO's in Australia
- 50% increase in holders under management (Fixed Interest)
- 22% increase in value of employee plans under management

Regional Highlights


CEO's
Report

North America

- Acquired Fifth Third Bancorp registry and plans businesses (retained all clients – no additional staff)
- Acquired Charles Schwab Employee stock Purchase Plan business
- Independent customer surveys place Computershare No 1 in service quality
- Dealing service volumes for employee plans up 80%

Regional Highlights

EMEA Region

- Acquired 27% ComputersharePepper AG (option on a further 10%)
- Acquired 30% National Registry Company of Russia
- Plans Business – strong growth

The Board of Directors



- 5 Australia
- 2 USA
- 1 United Kingdom
- 6 Non Executive


CEO's
Report

Our Executive Group

➢ Chris Morris	CEO
➢ Rob Chapman (New)	EMEA
➢ Steven Rothbloom	North America
➢ Stuart Crosby	Asia/Pacific
➢ Paul Tobin	Legal Counsel
➢ Paul Conn	Global Services
➢ Tom Honan	CFO
➢ Penny Maclagan	Technology Services

Operational Management

	Asia / Pacific	EMEA	NA
Time Zone	**S. Crosby**	***R. Chapman**	**S. Rothbloom**
Business Development & Marketing	*W.Angus	TBA	*M. Deleray
Finance	*T.Ristevski	D.Corney	*S.Tulloch
Operations	*G.Giannini	*K.Rayner	*W.Newling

***Appointed FY2002/03**



FOCUS FOR THE YEAR

- To complete the restructure in Canada
- To re-engineer the business in the UK
- Leverage off our global reach
- Improve and extend our cross selling opportunities
- Continue to achieve cost reductions
- Seek to acquire related businesses

Forecast


CEO's Report

Key drivers for increased profitability continue to be interest rates and corporate actions

- EBITDA in range $140 million to $160 million


Computershare

Financial Year 2003 Results Presentation

28 August 2003

Computershare

Appendix A

Revenue Breakdown by Country

Competitive Environment

	Clients	Competitors
Australia	1,209	APRL
New Zealand	266	
Hong Kong	416	
UK	682	Lloyds, Capita
Ireland	175	
South Africa	582	
USA	1,245	BoNY, DST, Mellon
Canada	2,289	CIBC Mellon

Australia - Half Year Comparison



Total Revenue
A$m
98.3
97.3
86.8
86.6
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
35.0
36.5
35.2
36.5
7.9
5.7
4.5
5.6
1.0
1.1
0.5
0.8
17.0
16.4
18.3
15.6
36.4
25.7
25.8
26.8
1.0
11.9
2.5
1.3
Register Main
Corp Actions
Margin Income
Recoveries
Non Registry
Other
1H'02 2H'02 1H'03 2H'03

New Zealand - Half Year Comparison



A$m
Total Revenue
7.1
7.2
7.6
6.3
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
3.8
4.3
4.2
4.1
0.8
0.8
0.9
0.4
0.1
0.1
2.1
1.7
2.4
1.6
0.4
0.4
0.1
Register Main
Corp Actions
Margin Income
Recoveries
Other
1H'02 2H'02 1H'03 2H'03

Computershare

Hong Kong - Half Year Comparison



$m
Total Revenue
13.0
13.3
15.9
11.3
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
8.8
9.4
12.3
9.7
4.2
2.2
3.6
1.5
1.7
0.1
Register Main
Corp Actions
Other
1H'02 2H'02 1H'03 2H'03

Computershare

United Kingdom - Half Year Comparison



Total Revenue
04.0
97.6
95.6
91.2
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
42.6
40.1
40.6
34.2
11.0
5.2
6.0
5.7
22.9
17.6
16.2
15.1
16.0
16.4
13.3
13.3
9.5
15.1
17.9
18.3
2.0
3.2
1.6
4.6
Register Main
Corp Actions
Margin Income
Recoveries
Non Registry
Other
1H'02 2H'02 1H'03 2H'03

Ireland - Half Year Comparison



A$m
Total Revenue
8.2
6.1
4.9
6.7
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
3.4
5.0
3.2
3.8
3.0
0.2
0.2
0.5
0.0
0.0
0.4
0.3
1.8
0.9
1.1
1.6
0.5
Register Main
Corp Actions
Margin Income
Recoveries
Non Registery
1H'02 2H'02 1H'03 2H'03

Computershare

South Africa - Half Year Comparison


A$m
Total Revenue
9.9
11.5
15.5
18.0
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
9.5
11.5
13.3
16.1
0.4
0.6
0.2
0.0
0.7
0.8
0.0
0.9
0.8
Register Main
Corp Actions
Margin Income
Recoveries
1H'02 2H'02 1H'03 2H'03

United States - Half Year Comparison


A$m
Total Revenue
74.7
72.4
55.5
60.3
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
31.9
24.2
20.4
19.5
2.2
4.5
2.0
2.8
4.6
4.2
3.2
2.6
9.7
16.2
7.0
11.7
26.3
22.2
22.8
23.6
1.1
0.1
0.1
Register Main
Corp Actions
Margin Income
Recoveries
Non Registry
Other
1H'02 2H'02 1H'03 2H'03

Computershare

Canada - Half Year Comparison


A$m
Total Revenue
79.0
78.3
65.2
77.8
1H'02
2H'02
1H'03
2H'03
A$m
Revenue Breakdown
42.5
49.8
39.0
41.7
6.7
3.3
4.1
5.2
13.4
6.6
10.8
12.1
10.2
12.8
6.2
13.7
6.1
5.8
4.9
5.1
0.1
0.0
0.2
0.0
Register Main
Corp Actions
Margin Income
Recoveries
Non Registry
Other
1H'02 2H'02 1H'03 2H'03

Computershare

ASX PRELIMINARY FINAL REPORT
COMPUTERSHARE LIMITED ABN 71 005 485 825
30 JUNE 2003

Lodged with the ASX under Listing Rule 4.3A

CONTENTS

COMPUTERSHARE LIMITED
YEAR ENDED 30 JUNE 2003
(PREVIOUS CORRESPONDING PERIOD: YEAR ENDED 30 JUNE 2002)
RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$A'000
Revenues from ordinary activities *(Appendix 4E item 2.1)*	Up/(down)	(9)%	to	708,597
Profit/(loss) from ordinary activities after tax attributable to members *(Appendix 4E item 2.2)*	Up/(down)	(77)%	to	16,256
Net profit/(loss) for the period attributable to members *(Appendix 4E item 2.3)*	Up/(down)	(77)%	to	16,256

Dividends *(Appendix 4E item 2.4)*	Amount per security	Franked amount per security
Final dividend	$0.025	$0.025
Interim dividend	$0.025	$0.025

Record date for determining entitlements to the dividend *(Appendix 4E item 2.5)*	12 September 2003

Explanation of Revenue *(Appendix 4E item 2.6)*
Total revenues were $708.6 million, a decrease of 9% over the 2001/02 financial year.
Basic register maintenance income declined 7% over the preceding 12 months. Corporate Actions and Margin income declined reflecting lower corporate activity and interest rates at historically low levels. Revenue from other non-registry businesses declined as a result of reduced bureau income and is offset by growth in other areas of the business.

Explanation of Net Profit/(loss) *(Appendix 4E item 2.6)*
EBITDA excluding non-recurring items was down 9% at $133.9 million.
Normalised net profit after tax was $41.1 million, a 29% decline over the previous financial year's normalised result. Net profit after tax and after all one off restructuring costs of $35.1 million (post tax $24.9 million) was $16.3 million.
During the year, there has been significant restructuring of the company's global businesses, which comes at a short-term cost to the NPAT line. The impact is $35.1 million of non-recurring costs, comprising $23.2 million in redundancies and $11.9 million in write-offs and other restructure costs. The $35.1 million charge will deliver more than $22 million per annum in on-going savings, of which less than $4 million was delivered in FY03.

Explanation of Dividends *(Appendix 4E item 2.6)*
The company announced a final dividend for the 2002/03 financial year of 2.5 cents per share fully franked, taking total dividends for the year to 5 cents per share fully franked.

COMPUTERSHARE LIMITED
PRELIMINARY CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 $000	2002 $000
Revenue			
Sales revenue		694,519	757,055
Other revenue from ordinary activities		14,078	23,911
Total revenue from ordinary activities		**708,597**	**780,966**
Expenses			
Direct services (a)		547,145	578,507
Technology services (a)		101,025	92,293
Corporate services (a)		20,633	16,249
Borrowing costs		8,296	10,169
Total expenses		**677,099**	**697,218**
Share of net profit/(loss) of associates accounted for using the equity method		(2,036)	0
Profit/(loss) from ordinary activities before related income tax expense		**29,462**	**83,748**
Income tax (expense)/benefit relating to ordinary activities	3	(12,329)	(25,995)
Net profit/(loss)		**17,133**	**57,753**
Net (profit)/loss attributable to outside equity interests		(877)	13,540
Net profit/(loss) attributable to members of the parent entity		**16,256**	**71,293**
Net exchange difference on translation of financial report of self-sustaining foreign operations		(24,321)	(24,365)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		**(24,321)**	**(24,365)**
Total changes in equity attributable to members of the parent entity other than those resulting from transactions with owners as owners		**(8,065)**	**46,928**
Basic earnings per share (cents per share)	**11**	**1.47**	**12.00**
Normalised basic earnings per share (cents per share)	11	6.05	9.60
Diluted earnings per share (cents per share)	**11**	**2.60**	**12.20**
Normalised diluted earnings per share (cents per share)	11	6.57	9.90

(a) Depreciation and amortisation expense for the prior period has been reclassified to Direct services, Technology services and Corporate services.

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED
PRELIMINARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	Note	2003 $000	2002 $000
CURRENT ASSETS			
Cash assets		60,828	74,327
Receivables		132,220	150,210
Other financial assets		36,653	41,526
Inventories		3,904	3,355
Current tax assets		941	1,731
Other		11,151	11,092
Total Current Assets		**245,697**	**282,241**
NON-CURRENT ASSETS			
Receivables		1,049	595
Other financial assets		30,931	7,543
Property, plant & equipment		133,619	146,958
Deferred tax assets		47,175	39,804
Intangibles – goodwill		431,502	479,461
Other		4,432	3,114
Total Non-Current Assets		**648,708**	**677,475**
Total Assets		**894,405**	**959,716**
CURRENT LIABILITIES			
Payables		111,044	134,442
Interest bearing liabilities		5,564	5,975
Current tax liabilities		5,876	12,439
Provisions		24,287	23,036
Other		2,569	566
Total Current Liabilities		**149,340**	**176,458**
NON-CURRENT LIABILITIES			
Interest bearing liabilities		132,923	102,824
Deferred tax liabilities		15,568	17,206
Provisions		5,177	4,685
Other		2,991	2,795
Total Non-Current Liabilities		**156,659**	**127,510**
Total Liabilities		**305,999**	**303,968**
Net Assets		**588,406**	**655,748**

COMPUTERSHARE LIMITED
PRELIMINARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	Note	2003 $000	2002 $000
EQUITY			
Parent entity interest			
Contributed equity - ordinary shares		324,881	361,693
Contributed equity – reset preference shares		147,195	147,205
Reserves		(17,907)	6,414
Retained profits	6	128,366	133,781
Total parent entity interest		**582,535**	**649,093**
Outside equity interest		5,873	6,655
Total Equity		**588,408**	**655,748**

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED
PRELIMINARY CONSOLIDATED STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 $000	2002 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		688,690	796,816
Payments to suppliers and employees		(578,874)	(654,645)
Dividends received		16	276
Interest paid and other costs of finance		(9,711)	(11,222)
Interest received		3,457	4,181
Australian net GST (paid)/refunded		(6,125)	(7,976)
Income taxes paid		(21,274)	(48,076)
Net operating cash flows	12	76,179	79,354
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of controlled entities, net of cash acquired		(210)	(12,496)
Payments for purchase of businesses		(12,335)	(17,945)
Payments for investment in associated entities		(17,603)	0
Payments for investment in listed entities		(8,579)	(1,128)
Payments for investment in unlisted entities		(25)	0
Payments for property, plant and equipment		(17,933)	(56,886)
Security deposit on premises		0	1,200
Loans granted to other entities		0	(290)
Proceeds from sale of property, plant and equipment		153	646
Proceeds from sale of investments		372	8,520
Net investing cash flows		(56,160)	(78,379)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		1,538	7,090
Proceeds from issue of reset preference shares		0	150,000
Costs of issue of reset preference shares		0	(2,795)
Buy-back of ordinary shares		(38,351)	0
Proceeds from borrowings		227,015	57,265
Repayment of borrowings		(182,885)	(176,000)
Dividends paid - ordinary shares		(27,279)	(5,504)
Dividends paid – reset preference shares		(8,250)	(4,204)
Dividend paid - outside equity interest in controlled entity		(524)	0
Proceeds from finance leases		759	0
Repayment of finance leases		(1,859)	(1,816)
Other – settlement of deferred acquisition		0	(12,597)
Net financing cash flows		(29,836)	11,439
Net increase/(decrease) in cash held		(9,817)	12,414
Cash at the beginning of the financial year		74,327	65,453
Exchange rate variations on foreign cash balances		(3,682)	(3,540)
Cash at the end of the financial year		60,828	74,327

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED
NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

1. CHANGES IN ACCOUNTING POLICIES

The new Australian accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" is applicable to the Group for the first time, effective 1 July 2002. This requires that provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half year, but not distributed at balance date.

In previous periods provision was also made where the dividend was proposed, recommended or declared before the completion of the financial report.

Accordingly, no provision has been recognised for the final dividend of $13,527,925 at 30 June 2003. At 30 June 2002, the corresponding provision recognised was $13,869,959. Had this standard been in effect at that period end, retained earnings would be increased and current liabilities - provisions decreased by the amount of the dividend provision recognised.

2. MATERIAL FACTORS AFFECTING THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Refer to the attached Market Announcement for discussion of the nature and amount of material items affecting revenue, expenses, assets, liabilities, equity or cashflows, where their disclosure is relevant in explaining the financial performance or position of the entity for the period.

3. RECONCILIATION OF INCOME TAX EXPENSE

	2003 $000	2002 $000
Operating profit	29,462	83,748
The tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:		
Prima facie income tax expense thereon at 30%	8,839	25,125
Tax effect of permanent differences:		
- Amortisation of goodwill not deductible	5,418	4,666
- Research and development allowance	(1,692)	(1,548)
- Non-deductible provisions	194	1,006
- Benefit of tax losses not brought to account	6,230	23
- Other	(2,440)	(243)
Prior year tax (over)/under provided	(1,971)	(2,086)
Restatement of deferred tax balances due to income tax rate changes	(404)	(572)
Effect of different tax rates on overseas income	(1,845)	(376)
Income tax expense on operating profit	**12,329**	**25,995**

COMPUTERSHARE LIMITED
NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

4. ADDITIONAL DIVIDEND INFORMATION

(Appendix 4E item 6)

Details of dividends declared or paid during or subsequent to the year ended 30 June 2003 are as follows:

Record date	Payment date	Type	Amount per security	Total dividend	Franked amount per security	Foreign sourced dividend amount per security
12 September 2002	26 September 2002	Final ordinary 2002	$0.025	$13,861,273	$0.0250	-
20 November 2002	3 December 2002	Reset Preference	$2.7575	$4,136,500	$2.7575	-
14 March 2003	31 March 2003	Interim ordinary	$0.025	$13,421,042	$0.0250	-
20 May 2003	3 June 2003	Reset Preference	$2.7425	$4,113,750	$2.7425	-
12 September 2003	26 September 2003	Final ordinary 2003	$0.025	$13,527,925	$0.0250	-
20 November 2002	3 December 2002	Reset Preference	$2.7575	$4,136,250	$2.7575	-

5. DIVIDEND REINVESTMENT PLANS

(Appendix 4E item 7)

The company has no dividend reinvestment plans in operation.

6. RETAINED EARNINGS

(Appendix 4E item 8)	**2003 $000**	**2002 $000**
Retained profits at the beginning of the financial year	133,781	83,993
Ordinary dividends provided for or paid	(13,421)	(16,623)
Reset preference dividends provided for or paid	(8,250)	(4,882)
Net profit /(loss) attributable to members of Computershare Limited	16,256	71,293
Retained profits at the end of the financial year	128,366	133,781

7. NTA BACKING

(Appendix 4E item 9)

	2003	2002
Net tangible asset backing per ordinary share	$(0.09)	$(0.04)

8. CONTROLLED ENTITIES ACQUIRED OR DISPOSED OF DURING THE PERIOD

(Appendix 4E item 10)

(a) ACQUIRED

Name of entity — Not applicable
Date control gained
Contribution to profit from ordinary activities after tax, in the current period, where material
Profit from ordinary activiites after tax during the whole of the previous corresponding period, where material

(b) DISPOSED

Name of entity — Not applicable
Date control lost
Contribution to profit from ordinary activities after tax, in the current period, where material
Profit from ordinary activiites after tax during the whole of the previous corresponding period, where material

COMPUTERSHARE LIMITED
NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

9. ASSOCIATES AND JOINT VENTURE ENTITIES

(Appendix 4E item 11)

Name	Ownership Interest		Aggregate share of profit/ (loss), where material		Contribution to net profit, where material	
	This year %	Last year %	This year A$000's	Last year A$000's	This year A$000's	Last year A$000's
Chelmer Limited	50%	50%	0	0	0	0
Deutsche Börse Computershare GmbH	49%	0%	(1,650)	0	(1,650)	0
pepper technologies AG	26.65%	0%	(385)	0	(385)	0
The National Registry Company	29.875%	0%	0	0	0	0
Total			(2,036)	0	(2,036)	0

10. OTHER SIGNIFICANT INFORMATION

(Appendix 4E item 12)

Refer to attached Market Announcement.

11. COMMENTARY ON RESULTS

(Appendix 4E item 14)

Refer to attached Market Announcement.

11.1 EARNINGS PER SHARE

(Appendix 4E item 14.1)

Year end 30 June 2003	Calculation of Basic EPS $000's	Calculation of Diluted EPS $000's	Calculation of Normalised Basic EPS $000's	Calculation of Normalised Diluted EPS $000's
Earnings per share (cents per share)	1.47	2.60	6.05	6.57
Net profit	17,133	17,133	17,133	17,133
Outside equity interest (profit)/loss	(877)	(877)	(877)	(877)
Exclusion of normalising transactions				
Redundancies	0	0	16,234	16,234
Property write-offs	0	0	4,980	4,980
Asset write-offs	0	0	1,092	1,092
Restructuring costs	0	0	2,586	2,586
Dividends on reset preference shares	(8,250)	0	(8,250)	0
Net profit	8,006	16,256	32,898	41,148
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	544,130,199		544,130,199	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		626,076,728		626,076,728

Details of Allotment, conversion to or subscription for ordinary shares between reporting date and time of completion of this report.

Date	**Reason**	**Issue Price**	**Number of shares**
1 July 2003	Employee options exercised	$1.368	48,000
28 July 2003	Employee options	$1.368	120,000
14 August 2003	Employee options	$1.393	60,000
19 August 2003	Issue of shares to Citigroup*		548,271

NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

11.1 EARNINGS PER SHARE continued......

Details of Issue of potential ordinary shares between reporting date and time of completion of this report.

Employee options on issue that are not dilutive and therefore not included in the calculation of diluted EPS are as follows:

Expiry date	Exercise Price	Number of options
31/01/2004	$A2.233	72,000
25/03/2004	$A3.083	773,188
31/05/2004	$A3.500	122,000
31/05/2004	$A4.42	132,000
31/05/2004	$A4.500	200,000
9/11/2004	$A6.650	80,000
10/01/2005	$A6.830	3,208,750
6/03/2005	$A7.100	904,000
8/05/2005	$A6.910	119,250
11/06/2005	$A6.910	30,000
1/06/2005	$A7.95	36,000
1/07/2005	$A7.92	20,000
14/07/2005	$A7.85	279,000
7/08/2005	$A8.000	1,030,500
14/11/2005	$A8.000	67,000
24/08/2005	$A7.970	49,000
28/11/2005	$A9.186	68,200
20/01/2006	$A5.820	42,653
25/01/2006	$A7.40	108,000
26/03/2006	$A6.69	22,000
31/05/2006	$A7.35	467,000
31/05/2006	$A5.95	995,500
1/06/2006	$A5.95	1,060,000
1/06/2006	$A5.94	93,500
1/06/2006	$A7.35	84,000
1/06/2006	$A5.95	110,000
1/06/2006	$A5.95	820,000
1/06/2006	$A5.95	1,441,000
30/06/2006	$A6.15	51,250
5/02/2007	$A2.77	25,000
5/02/2007	$A2.77	34,000
5/02/2007	$A2.77	25,000
5/02/2007	$A2.77	45,000
5/02/2007	$A2.77	1,342,100
5/02/2007	$A2.77	513,000
5/02/2007	$A2.52	110,000
9/03/2007	$A2.52	182,000
26/04/2007	$A2.55	30,000
26/04/2007	$A2.55	30,000
26/04/2007	$A2.55	40,000
		14,861,891

11.2 RETURNS TO SHAREHOLDERS

(Appendix 4E item 14.2)

Between 11 September 2002 and 21 February 2003 the company bought back 18,710,000 ordinary shares at an average cost per share of $2.05, giving total cost of the buyback at $38,351,000. The shares bought back represent 3.38% of issued ordinary shares at the date of the buyback announcement.

COMPUTERSHARE LIMITED
NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

11.3 SIGNIFICANT FEATURES OF OPERATING PERFORMANCE

(Appendix 4E item 14.3)

Refer to attached Market Announcement.

11.4 RESULTS OF SEGMENTS

(Appendix 4E item 14.4)

The consolidated entity operates predominantly in six business segments: Investor services, Plan services, Document services, Analytics services, Corporate and Technology services. The Investor services operations comprise provision of registry services. The Plan services operations comprise the provision and management of employee share plans. Document services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. The Asia geographic segment includes Hong Kong and Philippines. Intersegment charges are at normal commercial rates. Refer to the attached market announcement for additional commentary on segment results.

PRIMARY BASIS – Business Segments 2003

Major business segments	Analytics Services	Corporate	Document Services	Investor Services	Plan Services	Technology Services	Unallocated/ Eliminations	Consolidated Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue								
External revenue	14,412	7,179	39,260	544,618	80,239	19,623	3,266	708,597
Intersegment revenue	55	64,905	59,547	8,736	2,947	98,639	(234,829)	0
Total segment revenue	14,467	72,084	98,807	553,354	83,186	118,262	(231,563)	708,597
Segment Result								
Profit from ordinary activities before tax	(2,776)	(18,270)	8,761	32,750	(1,236)	1,923	8,310	29,462
Income tax expense								(12,329)
Profit from ordinary activities after tax								17,133
Depreciation	26	2,494	2,883	6,054	196	18,416	(5,193)	24,876
Amortisation Goodwill	926	0	835	25,195	2,825	1,482	0	31,263
Other non-cash expenses	10	(1,566)	1,246	2,298	153	139	0	2,280
Liabilities								
Total segment liabilities	2,149	138,284	9,167	132,255	2,323	10,448	11,373	305,999
Assets								
Total segment assets	20,408	918,385	48,478	675,556	55,827	46,516	(870,765)	894,405
Carrying value of investments in associates included in segment asssets	0	15,845	0	0	0	0	0	15,845
Segment assets acquired during the reporting period:								
Investments	0	17,639	0	12,014	1,690	7,409	0	38,752
Property, plant & equipment	55	1,662	1,412	6,659	61	8,084	0	17,933
Total	55	19,301	1,412	18,673	1,751	15,493	0	56,685

COMPUTERSHARE LIMITED
NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

PRIMARY BASIS – Business Segments 2002

Major business segments	Analytics Services	Corporate	Document Services	Investor Services	Plan Services	Technology Services	Unallocated/ Eliminations	Consolidated Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue								
External revenue	13,160	13,452	37,266	612,747	66,188	31,564	6,589	780,966
Intersegment revenue	50	56,407	44,887	2,129	8	83,838	(187,319)	0
Total segment revenue	13,210	69,859	82,153	614,876	66,196	115,402	(180,730)	780,966
Segment Result								
Profit from ordinary activities before tax	(1,412)	(7,134)	6,421	88,864	(1,415)	(7,192)	5,616	83,748
Income tax expense								(25,995)
Profit from ordinary activities after tax								57,753
Depreciation	96	1,816	2,871	8,132	188	15,209	(6,361)	21,951
Amortisation Goodwill	966	0	852	23,562	3,007	1,482	0	29,869
Other non-cash expenses	11	(740)	824	1,629	91	10	0	1,825
Liabilities								
Total segment liabilities	1,820	131,230	8,529	122,249	1,907	9,807	28,426	303,968
Assets								
Total segment assets	21,925	807,451	41,993	785,328	66,555	36,497	(800,033)	959,716
Carrying value of investments in associates included in segment asssets	0	0	0	0	0	0	0	0
Segment assets acquired during the reporting period:								
Investments	0	1,122	0	30,447	0	0	0	31,569
Property, plant & equipment	51	15,103	4,314	20,441	2,977	14,000	0	56,886
Total	51	16,225	4,314	50,888	2,977	14,000	0	88,455

COMPUTERSHARE LIMITED
NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

SECONDARY BASIS – Geographic Segments 2003

Major geographic segments	Asia	Australia & New Zealand	Canada	South Africa	United Kingdom & Ireland	USA	Unallocated/Eliminations	Consolidated Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue								
External revenue	27,393	187,197	143,117	33,454	198,445	115,725	3,266	708,597
Segment Result								
Profit from ordinary activities before tax	5,591	14,466	6,913	(6,584)	13,692	(12,926)	8,310	29,462
Income tax expense								(12,329)
Profit from ordinary activities after tax								17,133
Assets								
Total segment assets	81,813	926,117	315,014	30,401	168,846	242,979	(870,765)	894,405
Segment assets acquired during the reporting period:								
Investments	86	7,840	8,089	206	17,600	4,931	0	38,752
Property, plant & equipment	244	3,304	1,868	3,765	4,662	4,090	0	17,933
Total	330	11,144	9,957	3,971	22,262	9,021	0	56,685

SECONDARY BASIS – Geographic Segments 2002

Major geographic segments	Asia	Australia & New Zealand	Canada	South Africa	United Kingdom & Ireland	USA	Unallocated/Eliminations	Consolidated Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue								
External revenue	26,384	210,180	157,369	21,393	211,903	147,148	6,589	780,966
Segment Result								
Profit from ordinary activities before income tax	8,330	22,936	18,494	1,846	36,289	(9,762)	5,615	83,748
Income tax expense								(25,995)
Profit from ordinary activities after tax								57,753
Assets								
Total segment assets	90,202	912,119	257,832	29,334	181,250	289,012	(800,033)	959,716
Segment assets acquired during the reporting period:								
Investments	4	13,620	0	17,945	0	0	0	31,569
Property, plant & equipment	163	8,575	12,470	10	20,073	15,595	0	56,886
Total	167	22,195	12,470	17,955	20,073	15,595	0	88,455

COMPUTERSHARE LIMITED
NOTES TO THE PRELIMINARY CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

11.5 TRENDS IN PERFORMANCE

(Appendix 4E item 14.5)

Refer to the attached Market Announcement.

11.6 OTHER FACTORS THAT AFFECTED RESULTS IN THE PERIOD OR WHICH ARE LIKELY TO AFFECT RESULTS IN THE FUTURE

(Appendix 4E item 14.6)

Refer to the attached Market Announcement.

12. RECONCILIATION OF NET PROFIT AFTER TAX TO CASHFLOWS FROM OPERATING ACTIVITIES

	2003 $000	2002 $000
Net profit after income tax	17,133	57,753
Adjustments for non-cash income and expense items:		
- Depreciation of property, plant & equipment	24,876	21,951
- Amortisation of leased assets	1,109	1,115
- Amortisation of leasehold improvements	3,007	2,006
- Amortisation of employee shares	347	85
- Amortisation of establishment costs	135	67
- Amortisation of premium/(discount) on forward exchange contracts	(2,318)	(1,485)
- Amortisation of goodwill	31,263	29,869
- Foreign exchange (gains)/losses unrealised	0	(802)
- Foreign exchange (gains)/losses on financial instruments	(509)	(1,406)
- (Profit)/loss on sale of property, plant & equipment	419	(5)
- (Profit)/loss on sale of investments	(8)	(1,889)
- Share of net profit/(loss) of associates accounted for using equity method	2,036	0
- Other	(81)	0
- Changes in assets and liabilities		
- (Increase)/decrease in accounts receivable	9,361	10,168
- (Increase)/decrease in prepayments	(1,095)	(1,441)
- (Increase)/decrease in inventory	(748)	1,486
- (Increase)/decrease in current tax assets	735	(1,733)
- (Increase)/decrease in deferred tax assets	(9,948)	(10,857)
- (Increase)/decrease in other assets	(2,512)	(377)
- Increase /(decrease) in payables	(8,462)	(8,406)
- Increase/(decrease) in current income tax liabilities	(937)	(17,244)
- Increase/(decrease) in provisions	15,343	(9,333)
- Increase/(decrease) in deferred income tax liabilities	(806)	9,424
- Increase/(decrease) in reserves	(2,161)	408
Net cash provided by operating activities	76,179	79,354

AUDIT

(Appendix 4E items 15 to 17)

This report is based on accounts which are in the process of being audited.